Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

This Management’s Discussion and Analysis (“MD&A”) as of November 4, 2020 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2019, the unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2020 and the audited consolidated statements for the year ended December 31, 2019. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Cash at September 30, 2020 was $23,435 with a net working capital of $52,056. Cash at December 31, 2019 was $34,751 with net working capital of $99,402.

•	On September 29, 2020, the Company held a special meeting at which shareholders provided approval for the Company to enter into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) for US$25 million and for the Company to amend the existing diamond sales agreement from US$50 million to US$100 million.

•	On September 30, 2020, the first lien revolving credit facility with Scotiabank and Nedbank Ltd. (“RCF”) was reassigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining US$2.3 million was advanced to the Company (Please refer to note 10 and 17 of the financial statements).

•	Loss from mine operations for the three and nine months ended September 30, 2020, respectively, amounted to $2,175 and $24,308 compared to loss from mine operations of $6,117 and earnings from mine operations of $21,842 for the same periods in 2019.

•	Net loss for the three and nine months ended September 30, 2020, respectively, was $6,532 and $74,263 or $0.03 and $0.35 loss per share (basic and diluted) compared to net loss for the three and nine months period ended of September 30, 2019 of $25,785 and $13,033, or $0.12 and $0.06 loss per share (basic and diluted). Adjusted EBITDA for these periods was $15,300 and $14,231 compared to $10,583 and $69,407, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).
•	During the nine months ended September 30, 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The first sale occurred in June 2020, with three further sales completed in the three-month period ended September 30, 2020. The sales with Dunebridge were US$49.4 million at an average of US$33 per carat. The Company also completed one traditional commercial sale in the three months ended September 30, 2020.
•	In the third quarter of 2020, the Company sold 956,000 carats and recognized revenue of $47,337 at an average realized value of $50 per carat (US$37) compared to sales in the third quarter of 2019 totaling 791,000 carats and recognized revenue of $54,832 at an average realized value of $69 per carat (US$53). No diamonds larger than 10.8 carats were sold in the third quarter of 2020.
•	On October 30, 2020, the Company held a formal sale in Antwerp, Belgium and realized its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat).
•	Mining of waste and ore in the 5034, Hearne and Tuzo open pits for the nine months ended September 30, 2020 was approximately 18,049,000 tonnes, 7,740,000 tonnes and 285,000 tonnes, respectively, for a total of 26,074,000 tonnes. This represents a 19% decrease in tonnes mined over the comparative period in 2019, mainly due to the COVID-19 safety protocols over mining operations. Ore mined for the first nine months of the year totaled 2,447,000 tonnes, with approximately 165,000 tonnes of ore stockpile available at quarter end on a 100% basis. For the comparative nine months ended September 30, 2019, ore mined totaled 2,356,000 tonnes, with approximately 274,000 tonnes of ore stockpile on a 100% basis.

•	For the nine months ended September 30, 2020, the GK Mine treated approximately 2,510,000 tonnes of ore and recovered approximately 4,997,000 carats on a 100% basis for an average recovered grade of approximately 1.99 carats per tonne (“cpt”). For the comparative nine months ended September 30, 2019, the GK Mine treated approximately 2,644,000 tonnes of ore and recovered approximately 4,843,000 carats on a 100% basis for an average recovered grade of approximately 1.83 cpt. The average grade for the nine months ended September 30, 2020, was slightly higher compared with the same period in 2019.

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•	Cash costs of production, including capitalized stripping costs, for the three months ended September 30, 2020 were $95 per tonne, and $44 per carat recovered. Cash cost of production, including capitalized stripping costs, for the nine months ended September 30, 2020 were $100 per tonne and $50 per carat recovered. Cash costs of production, including capitalized stripping costs, for the three months ended September 30, 2019 were $90 per tonne, and $53 per carat recovered. Cash cost of production, including capitalized stripping costs, for the nine months ended September 30, 2020 were $103 per tonne and $56 per carat recovered (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The cost improvements in the nine months period ended September 30, 2020 compared to the same period last year are mainly attributable to volumes of ore treated and stockpile management, lower personnel costs, lower fuel charges and lower maintenance costs.

The following table summarizes key operating highlights for the three and nine months ended September 30, 2020 and 2019.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	890	1,004	2,447	2,356
*Waste tonnes mined	kilo tonnes	8,991	10,738	23,627	29,779
*Total tonnes mined	kilo tonnes	9,881	11,742	26,074	32,135
*Ore in stockpile	kilo tonnes	165	274	165	274

Processing
*Ore tonnes treated	kilo tonnes	821	891	2,510	2,644
*Average plant throughput	tonnes per day	8,924	9,900	9,061	9,721
*Average plant grade	carats per tonne	2.19	1.71	1.99	1.83
*Diamonds recovered	000's carats	1,795	1,528	4,997	4,843
Approximate diamonds recovered - Mountain Province	000's carats	880	749	2,449	2,373
Cash costs of production per tonne, net of capitalized stripping **		$73	86	86	89
Cash costs of production per tonne of ore, including capitalized stripping**		$95	90	100	103
Cash costs of production per carat recovered, net of capitalized stripping**		$34	50	43	48
Cash costs of production per carat recovered, including capitalized stripping**		$44	53	50	56

Sales
Approximate diamonds sold - Mountain Province***	000's carats	956	791	2,372	2,512
Average diamond sales price per carat	US	$37	$53	$46	$63

* at 100% interest in the GK Mine

**See Non-IFRS Measures section

***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”).

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The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. Despite the impact of the COVID-19 pandemic, the Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through further exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2020, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2019 - $23.3 million).

During the nine month period ended September 30, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million annually for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding may change over time, dependent on future changes to the decommissioning and restoration liability. During the three months ended September 30, 2020, the Company funded its first amount of $5 million into the decommissioning fund, and is presented as Restricted cash on the balance sheet of the financial statements.

Mining and Processing

For the three and nine months ended September 30, 2020, on a 100% basis, a total of 9.9 million and 26.1 million tonnes of waste and ore had been extracted from the 5034, Hearne and Tuzo open pits, compared to the original three and nine months ended September 30, 2020 planned production of approximately 11.4 million and 32.7 million tonnes, respectively (86% and 80% of plan respectively). The lower mining efficiency was as a result of the mining changes implemented to reduce costs amid the COVID-19 pandemic as well as personnel shortages as a result of the impact of the COVID-19 pandemic operating policies implemented, although some mitigating action has been possible the impact of reduced manpower has been a factor throughout the period. For the three and nine months ended September 30, 2019, a total of 11.7 million and 32.1 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits, compared to an original plan of approximately 12.2 million and 34.6 million tonnes, respectively (95% and 92% of plan respectively), as a result of harsher weather conditions than normal and higher waste cycle.

Total ore tonnes mined in the three and nine months ended September 30, 2020 were 890,000 tonnes and 2,447,000 tonnes compared to 1,004,000 tonnes and 2,356,000 tonnes for the same periods in 2019. The total ore tonnes mined were higher than the comparative Q3 period due to revised scheduling and ore availability.

For the three and nine months ended September 30, 2020, 821,000 tonnes and 2,510,000 tonnes of kimberlite ore were treated (compared to an original plan of 814,000 tonnes and 2,526,000 tonnes), with 1,795,000 carats and 4,997,000 carats (100% basis) recovered, at a grade of 2.19 carats per tonne and 1.99 carats per tonne respectively. For the three and nine months ended September 30, 2019, 891,000 tonnes and 2,644,000 tonnes of kimberlite ore were treated, with 1,528,000 carats and 4,843,000 carats recovered, at a grade of 1.71 carats per tonne and 1.83 carats per tonne respectively. The average grade for the three and nine months ended September 30, 2020, was slightly higher compared with the same period in 2019.

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The plant treated 821,000 tonnes and produced over 1,795,000 carats in Q3 2020, 8% lower than the same period last year due mainly to ore availability and planned scheduling due to the COVID-19 pandemic.

At September 30, 2020, there was approximately 165,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2020.

At September 30, 2020, the GK Mine had 904,032 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 821,355 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 982,909 carats in inventory. For the nine month period ended September 30, 2020, the Company recorded a $17 million write-down to reduce the carrying value of rough diamond inventory and ore stockpile inventory (Note 6 to the financial statements).

Diamond Sales

The Company undertook two sales during the first quarter of 2020 in Antwerp, Belgium and one sale to Dunebridge in the second quarter of 2020. The remaining sales to Dunebridge were in the third quarter (Please refer to note 17 of the financial statements). During the third quarter of 2020, the Company undertook one sale in Antwerp, Belgium. On October 30, 2020, the Company held a formal sale in Antwerp, Belgium and realized its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat).

The majority of the Company’s revenue prior to COVID-19 was derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers. The average realized value per carat for all sales held in the nine months ended September 30, 2020 was US$46 per carat. The average realized value per carat for all sales held for the nine months ended September 30, 2019 was US$64 per carat. No diamonds larger than 10.8 carats were sold in the second and third quarters of 2020.

The following chart summarizes the sales for the trailing eight quarters:

*Although the final sale in this quarter closed on September 27, 2019, the sale of 159,000 carats occurred during October for IFRS purposes. The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million.

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The following table summarizes the results of sales in 2020:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	659	$49,220	$75
Q2	757	$25,003	$33
Q3	956	$35,309	$37
Total	2,372	$109,532	$46

The following table summarizes the results for sales in 2019:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	644	$45,810	$71
Q2	1,077	$71,712	$67
Q3(1)	950	$54,559	$57
Q4	613	$36,165	$59
Total	3,284	$208,246	$63

Note: Sales made directly to De Beers are attributed to the closest sale.

(1) Although 950,000 carats were successfully sold, in accordance with IFRS only 791,000 carats could be recognized as sales proceeds in the quarter. The remaining 159,000 carats were recognized in Q4 2019. The amount of revenue recognized for the 159,000 carats was approximately US$13.0 million or $17.1 million.

In June 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. (Please refer to note 17 of the financial statements). The first sale occurred in June 2020, with three further sales completed in the three-month period ended September 30, 2020.

The transaction with Dunebridge permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon its future sale of the diamonds to a third party.

After three successful years of sales, the Gahcho Kué goods are firmly established in the rough diamond market. The Company held two sales during the first quarter of 2020 which enabled the Company to maximize revenue and sell 100% of its share of Gahcho Kué production prior to the COVID-19 pandemic. After a prolonged market closure, the Company completed one traditional commercial sale in September 2020.

The Gahcho Kué orebodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market and customer base. With the exception of some industrials, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early stage, somewhat delayed by the COVID-19 pandemic, development of a diamond marketing brand that promotes the unique attributes of our diamonds to support demand through their distribution channels with the potential to reach the consumer level. With formal sales resuming in Antwerp, the Company is planning to sell more fancies and specials in the upcoming quarter, which is likely to raise further interest and awareness of the Company’s product, and will likely cause a positive impact on the fourth quarter sales.

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Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and do vary.

2020 Production Outlook

The Company withdrew its original guidance for 2020 in March due to the impact of the COVID-19 pandemic. On June 18, 2020, the Company provided revised guidance for 2020.

2020 Revised Guidance: (all figures quoted on a 100% basis)

• 37 - 39 million total tonnes mined (ore and waste), adjusted from previous guidance of 42 - 43 million tonnes

• 3.3 - 3.4 million ore tonnes mined, unchanged from previous guidance

• 3.3 - 3.4 million ore tonnes treated, unchanged from previous guidance

• 6.3 - 6.4 million carats recovered, adjusted from previous guidance of 6.75 - 6.95 million carats

• All in cash costs of $100 - $110 per tonne treated, adjusted from previous guidance of $105 - $115 per tonne treated

• All in cash costs of $50 - $55 per carat recovered, unchanged from previous guidance

• Sustaining Capital Expenditure of $21 million, in comparison to $26.5 million of Capital Expenditure previously forecast.

The revised production guidance reflects the challenges of COVID-19 pandemic and the impact on operations and logistics at the Gahcho Kué Mine, and the necessity to implement changes to operating policies and procedures to minimize the risk of infection. These changes included protecting the workforce by isolating vulnerable employees, implementing travel restrictions to and from the mine, revising health and safety protocols, including on site self-isolation, social distancing, and ongoing testing of all employees. The new operating parameters have impacted the ability to utilize the mining fleet at full capacity, which has had a direct impact on the 2020 mine plan. There was one instance of a positive COVID-19 test confirmed at the GK Mine in October 2020, however the necessary isolation and additional testing procedures were enforced for the group of workers in close contact with the individual. The Company is confident in the containment protocols to minimize the spread of this infection.

The carats recovered forecast for 2020 has been reduced due to lower recovered grades than modelled in small local sections of the Hearne and 5034 kimberlite orebodies, and necessary changes to the mining sequence as a result of COVID-19 related workforce reductions. This has resulted in partial deferral of higher-grade ore blocks into 2021. Despite all these challenges, and considering an ongoing global epidemic, the Company and its JV Partner De Beers Canada Inc. are pleased that the Gahcho Kué Mine continues to operate.

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, pose a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, have taken all the necessary precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew to further reduce frequency of travel. Furthermore, we continue to follow public health guidelines for COVID-19, such as physical distancing protocols to the best of our abilities.

Diamond Outlook

The rough diamond market opened the year with optimistic sentiment and positive price growth. However, the rapid global spread of COVID-19 swiftly reversed that momentum, coincident with the surge in volatility in global economies and capital markets.

While COVID-19’s impact is still reverberating across the globe, the diamond industry is finding ways to adapt and move forward. The full extent of COVID-19’s impact on 2020 sales remains unknown and the Company believes that, as for many other businesses, the impact will be material.

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The sweeping global public health measures, travel restrictions and resultant economic turmoil of the COVID-19 pandemic impacted the physical and financial flows of the global diamond value chain. Rough diamond production, rough diamond sales, polished diamond manufacturing, jewellery manufacturing and retail sales of diamond jewellery were all severely impacted.

In January, China’s swift implementation of social distancing and self-isolation measures effectively annulled Chinese New Year jewellery sales and Chinese polished diamond manufacturing capacity closed. These events created great uncertainty through the diamond industry as Chinese orders and associated liquidity evaporated overnight.

After the global lockdown started in mid-March, the rough diamond market was at a virtual standstill for over three months. Some rough diamond producers conducted a small number of heavily discounted sales during the second quarter in Antwerp, Belgium. Market reports indicate some of these sales achieved prices on a like-for-like basis as much as 30% below a pre-COVID baseline.

2020 production guidance from the major diamond producers has been revised down. Several smaller producers severely curtailed production or put their mines on indefinite care and maintenance. Customers contracted to purchase from the majors were offered the flexibility to defer their purchases until later in the year. Most independent producers that could afford to, held stock and or opted to temporarily halt production until market conditions and demand levels improved.

A number of small to medium-size producers held sales in Antwerp in June which provided a snapshot of COVID’s impact on rough market prices. While some specific product segments saw small price improvements, overall rough market prices remained depressed through the European summer.

The industry was hopeful of increased demand once rough buyers returned after the summer break and companies sought to fill orders for the approaching holiday season sales. International travel restrictions and physical distancing controls remain in place and despite alternative viewing locations being tested, access to rough diamonds is still limited.

Major producers offered measured sales volumes and revised prices downwards in August and September, which was well received by the market. Furthermore, buyers continue to be offered purchasing flexibility through buybacks, deferrals and rejections. A number of Antwerp tenders were held in late August and September and producers reported healthy demand and some areas of price recovery. While it is certain 2020 rough sales will be significantly down on previous years, it is too early to speculate when normal sales levels will return. On October 30, 2020, the Company held a formal sale in Antwerp, Belgium and realized its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat).

After a closure of several months, and a period of cautious re-opening, polishing activity in India, the world’s largest manufacturing hub, has slowly resumed. The country’s high incidence of COVID-19 cases and the measures necessary to mitigate the virus’ spread has prevented a complete re-opening of capacity. India’s voluntary rough import ban through June and July also restricted the volume of rough entering the country. At the beginning of the shutdown, polishing factories were believed to have approximately two months of rough stock. These goods have now largely been manufactured and lighter inventory levels are helping to balance the diamond pipeline. It is anticipated that a healthy holiday retail season could continue to pull goods through the pipeline and stimulate demand for rough.

Polished prices rallied in the third quarter on the back of strong demand, with prices in many categories now close to and in some cases above pre-COVID levels. Product shortages have been reported in a number of popular commercial segments. Much of US demand is focused on cheaper polished for lower price-point jewellery distributed through online platforms and retailers are reportedly seeing value in fluorescent goods.

Consumer demand for diamonds is showing encouraging signs despite the pandemic. While revenue will inevitably be down year on year, larger retailers in China and the US are reporting healthy levels of in-store and online sales. The bridal and commitment segments are reported to be performing well, with polished product shortages reported in a number of commercial categories. Despite the ongoing pandemic and the uncertain lead-up to the US presidential election, expectations are rising for a healthy US retail holiday season. Major retailers including Chow Tai Fook and Tiffany have reported business indicators that imply a robust recovery is underway in Mainland China, the first market impacted by COVID-19.

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The Company maintains a positive long-term outlook for its Gahcho Kué diamonds. Rough diamond supply is expected to be significantly curtailed, which has in the past supported strong price recovery. With the expected closure of the Argyle mine at the end of this year, an increase in demand for cheaper goods is anticipated in 2021. Due to lower absolute price points, cheaper goods have historically been used as a cheaper input for opening up factories and could see an associated increase in demand in the medium term. In the past, these demand increases have been accompanied by increases in price.

Gahcho Kué Capital Program

During the nine months ended September 30, 2020, stay in business capital items included process plant upgrades, generator upgrades and repairs, and other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping.

Gahcho Kué EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV focuses on near-mine and brownfields discoveries that can extend the life of the mine. Exploration for the past nine months included a winter program of geophysical exploration that prioritized 13 targets, of which eight were selected for drill-testing. These are shown on the map below. Only two targets were tested as the program was shortened due to the COVID-19 pandemic. Two drillholes were completed each on targets 8 and 12 for a program total of 549 meters, with no kimberlite encountered. Data for the remaining targets were subsequently reviewed, and targets 1, 3, and 10 are considered as next in priority for drill-testing. Timing for the commencement of this program has not been finalized.

KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of 106,202 hectares that surround the Gahcho Kué Mine on all sides. Staking conducted in April 2020 over ground east of the property increased the project area by 60%. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018, resulted in the estimation of resources for the Kelvin and Faraday bodies. The map below shows the location of the claims, leases, and kimberlites relative to the Gahcho Kué Mine.

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Winter geotechnical drilling at Kennady North was also terminated early due to the COVID-19 pandemic, with only one drillhole completed through the southeast end of Kelvin. Downhole physical data collected along the length of the 200m drillhole will be used to advance the resource model of the Kelvin kimberlite. Related data for the modeling included bathymetry surveys over several of the smaller lakes near the kimberlites. A brief exploration OhmMapper resistivity survey was also completed over a combined indicator-geophysical target located 1.5 kilometers to the east and up-ice of Faraday 2.

In January, the Company engaged Hayward CSR Strategies Inc. (HCSR; Yellowknife, NT) to aid in advancing the Kennady North assets. Dr. April Hayward, Vice President Kennady North Project Sustainable Development, oversaw a program of fish connectivity and hydrology data collection during the June freshet period. Summer open-water activity included two short programs in which environmental baseline data were successfully collected. The 2020 baseline data collection program focused on obtaining hydrological and fisheries connectivity information throughout the Kennady North watershed. The baseline data collected in 2020 will be used for mine planning, permitting, and community engagement activities, including the development of a conceptual mine water management plan for the project.

Strategic till sampling was also conducted down-ice of Faraday 2. The indicator minerals from these samples will be used to assess their morphology relative to transport distance from the kimberlite. The morphology results will help to prioritize target areas elsewhere on the Kennady North Project.

The Kennady assets include both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available at www.sedar.com. Details for the estimated resources are provided in the table below.

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Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Results of operations

The Company, as discussed above, held six diamond sales during the nine months ended September 30, 2020.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	September 30	June 30	March 31	December 31
	2020	2020	2020	2019

Earnings and Cash Flow
Number of sales	3	1	2	2
Sales	$47,337	34,020	65,430	65,032
Impairment loss on property, plant and equipment	$–	–	–	(115,753)
Operating (loss) income	$(5,712)	(38,958)	7,502	(118,104)
Net loss for the period	$(6,532)	(26,762)	(40,969)	(115,725)
Basic and diluted loss per share	$(0.03)	(0.13)	(0.19)	(0.55)
Adjusted EBITDA*	$15,300	(23,894)	22,825	17,648
Cash flow provided by (used in) operating activities	$21,117	(21,941)	1,176	28,307
Cash flow provided by (used in) investing activities	$(15,766)	(10,452)	(5,166)	(5,327)
Cash flow provided by (used in) financing activities	$1,427	17,462	(349)	(16,388)
Balance Sheet
Total assets	$793,919	795,789	842,332	822,695

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

Page | 12

		Three months ended
	September 30	June 30	March 31	December 31
	2019	2019	2019	2018

Earnings and Cash Flow
Number of sales	3	3	2	3
Sales	$54,832	95,774	60,696	70,477
Operating income	$(11,149)	12,762	3,639	7,144
Net (loss) income for the period	$(25,785)	10,255	2,497	(30,204)
Basic and diluted (loss) earnings per share	$(0.12)	0.05	0.01	(0.15)
Adjusted EBITDA*	$10,583	39,096	19,728	26,512
Cash flow provided by (used in) operating activities	$13,858	46,079	(8,880)	41,818
Cash flow provided by (used in) investing activities	$(2,012)	(9,915)	(10,320)	(14,915)
Cash flow provided by (used in) financing activities	$(13,839)	(17,019)	(233)	(23,398)
Balance Sheet
Total assets	$953,325	973,606	993,390	979,877

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds ten sales per year in Antwerp, Belgium, and has typically alternated between two and three sales per quarter over the past two years. During the three months ended September 30, 2020, the Company held sales with Dunebridge, and one formal sale in Antwerp, Belgium, where the lingering effects of COVID-19 continued to put pressure on the diamond industry as a whole. During the three months ended June 30, 2020, the Company was not able to carry out its formal sales process in Antwerp, due to the COVID-19 pandemic, and as a result held one sale to Dunebridge. Due to the pandemic, the demand for diamonds had been significantly reduced in the period, and the Company’s average realized sales price was much lower than previous quarters, resulting in a loss from mine operations, and operating and net loss. For the three months ended March 31, 2020, the Company began to experience the impact of the global pandemic of COVID-19 and in March halted the previously scheduled sale that was in progress. Despite the third sale not being complete, the Company experienced strong sales and operating income for the three months ended March 31, 2020. Typically, quarters with three sales have resulted in higher overall sales and operating income levels. Both the three months ended September 30, 2019 and December 31, 2019 resulted in an operating loss due to lower realized diamond prices. The lower prices realized year-on-year were affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019 versus 5034 in 2018), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones. The operating income in the three months ended June 30, 2019 is consistent with the same period in 2018. The operating income of $7,144 in the three months ended December 31, 2018 is lower than a typical three sale quarter as a result of product mix and a lower than expected volume of carats sold due to timing in the sales distribution channel.

summary of THIRD Quarter Financial Results

Three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019, expressed in thousands of Canadian dollars.

For the three months ended September 30, 2020, the Company recorded a net loss of $6,532 or $0.03 loss per share compared to a net loss of $25,785 or $0.12 loss per share for the same period in 2019. For the nine months ended September 30, 2020, the Company recorded net loss of $74,263 or $0.35 loss per share compared to net loss of $13,033 or $0.06 loss per share for the same period in 2019. The significant increase in the net loss for the nine months ended September 30, 2020 compared to the same period in 2019 can largely be attributed to the loss from mine operations. See below for the explanations for loss from mine operations.

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(Loss) earnings from mine operations

Loss from mine operations for the three and nine months ended September 30, 2020, were $2,175 and $24,308 compared to loss from mine operations of $6,117 and earnings from mine operations of $21,842 for the same periods in 2019. For the three months ended September 30, 2020, the Company sold 956,000 carats for proceeds of $47,337 with diamond sales value per carat of US$37 (2019 - 791,000 carats for $54,832 at US$53 per carat). A significant amount of these diamonds were sold to Dunebridge (Please refer to note 17 of the financial statements). For the nine months ended September 30, 2020, the Company sold 2,372,000 carats for proceeds of $146,787 with diamond sales value per carat of US$46 (2019 - 2,512,000 carats for $211,302 at US$63 per carat). The significantly lower prices realized compared to the same periods in 2019 were affected by the overall sentiment and demand in the rough diamond market as a result of the COVID-19 pandemic.

Production costs (net of capitalized stripping costs) related to diamonds sold for the three and nine months ended September 30, 2020 were $32,494 and $117,127; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and nine months ended September 30, 2020, were $17,018 and $47,482; and the cost of acquired diamonds for the three and nine months ended September 30, 2020 were $nil and $6,486, which had been previously paid to De Beers when winning the periodic fancies and specials bids. This was primarily due to the pause, from April to August 2020, of the bidding process of fancies and specials with DeBeers during the COVID-19 pandemic. Resultant loss from mine operations for the three and nine months ended September 30, 2020 were $2,175 and $24,308. Production costs (net of capitalized stripping costs) related to diamonds sold for the three and nine months ended September 30, 2019 were $37,699 and $115,191; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and nine months ended September 30, 2019 were $20,934 and $63,325; and the cost of acquired diamonds for the three and nine months ended September 30, 2019 were $2,316 and $10,944. The production costs for the three and nine months ended September 30, 2020, over the same period in 2019, are consistent.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three and nine months ended September 30, 2020, were $3,392 and $9,679 compared to $2,782 and $8,822 for the same periods in 2019. The main expenses included in these amounts for the three and nine months ended September 30, 2020 were $1,137 and $3,256 relating to selling and marketing, $420 and $1,350 related to consulting fees and payroll, $274 and $841 relating to share-based payment expense, and $950 and $2,494 related to professional fees. The main expenses included in these amounts for the three and nine months ended September 30, 2019 were $1,409 and $4,359 relating to selling and marketing, $365 and $1,430 related to consulting fees and payroll, $149 and $631 relating to share-based payment expense, and $275 and $732 related to professional fees. The increase in overall selling, general and administrative costs can mainly be attributed to an increase in professional fees, offset by a reduction in selling and marketing expenses. The professional fees increase can be attributed to the completion of technical reports for 43-101 purposes, additional diamond valuation engagements, and significantly more legal fees and other professional fees related to the Dunebridge sales agreement, and the revolving credit facility amendments and waivers. The reduction of selling and marketing expenses can be attributed to the pause of the formal sales process in Antwerp from March to August 2020, before resuming again in September.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2020, were $145 and $3,181 compared to $2,250 and $7,768 for the same periods in 2019. Exploration and evaluation expenses have decreased for the three and nine months ended September 30, 2020 compared to the same periods in 2019 as targeted exploration was budgeted to be cash flow conscious. Furthermore, at the onset of the COVID-19 pandemic exploration activities were curtailed in order to conserve cash in the near-term. Of the $3,181 total exploration and evaluation expenses incurred in the nine months ended September 30, 2020, $827 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $2,354 related to those spent on the KNP. Of the $7,768 total exploration and evaluation expenses incurred in the nine months ended September 30, 2019, $3,868 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $3,900 related to those spent on the KNP.

Page | 14

Net finance expenses

Net finance expenses for the three and nine months ended September 30, 2020, were $10,430 and $30,700 compared to $9,995 and $29,367 for the same periods in 2019. Included in the amount for the three and nine months ended September 30, 2020, were $10,278 and $29,964 relating to finance costs, $170 and $879 relating to accretion expense on decommissioning liability and $18 and $143 relating to interest income. Included in the amount for the three and nine months ended September 30, 2019, were $9,832 and $28,863, respectively, relating to finance costs, $252 and $850 relating to accretion expense on decommissioning liability and $89 and $346 relating to interest income. Finance costs were slightly higher compared to the same period in 2019 as the majority relates to interest expense over the secured notes payable, as well as the additional interest expense incurred on the US$25 million drawdown from the RCF during the period, before it was reassigned. Although there were no further secured notes repurchases since September 30, 2019, that decrease in interest expense has been offset by a significantly higher foreign exchange rate on the US denominated interest expenses.

Foreign exchange gains (losses)

Foreign exchange gains for the three months ended September 30, 2020 were $11,062 and foreign exchange losses for the nine months ended September 30, 2020 were $6,345 compared to foreign exchange losses of $3,134 and foreign exchange gains of $13,048 for the same periods in 2019. The foreign exchange gains for the three months ended September 30, 2020 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, net of US dollar cash balances. The foreign exchange losses for the nine months ended September 30, 2020 were as a result of the Canadian dollar weakening relative to the US dollar on the translation of the secured notes payable and revolving credit facility, net of US dollar cash balances. The spot rate at September 30, 2020 was $1.3319/US$1 compared to $1.3576/US$1 at June 30, 2020 and to $1.2978/US$1 at December 31, 2019. The Company experienced the Canadian dollar weakening relative to the US dollar on the translation of the secured notes payable, net of US dollar cash balances, in the three months ended September 30, 2019. The Company experienced the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, net of US dollar cash balances, in the nine months ended September 30, 2019.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into a US$50 million first lien revolving credit facility with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. During the second quarter of 2020, the Company had drawn US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached and for which a waiver was obtained as at July 3, 2020.

Page | 15

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was reassigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company.

On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (“Dunebridge RCF”) (Note 10 and 17 of the financial statements) for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

The Dunebridge RCF also requires that no further indebtedness be entered into, and no new agreements related to the sale of Diamonds occur without prior written approval from Dunebridge.

Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

The Company’s condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

The Company experienced operating losses of $5.7 million and $37.2 million for the three and nine months ended September 30, 2020. As at September 30, 2020, the Company had working capital of $52.1 million (December 31, 2019 - working capital of $99.4 million).

Amid the COVID-19 pandemic, the Company is experiencing liquidity challenges primarily resulting from the deferral of the periodic normal diamond sales carried out in Antwerp, Belgium. While the Company has recently resumed its normal sales in September, the risk of decreased sales volumes and realized prices, particularly in the last quarter of 2020 and through 2021, could significantly reduce remaining 2020 and 2021 revenue. During the nine months ended September 30, 2020, the Company drew US$25 million from its previous revolving credit facility agreement. The Company was subject to certain financial covenants on its outstanding senior secured notes and RCF which each included cross-covenant default terms. In July 2020, the Company obtained an executed waiver agreement to exempt the Company from the default on these covenants on the RCF, which occurred as at June 30, 2020. In exchange, the Company had agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million and the imposition of additional covenants to August 31, 2020 which the Company was in compliance with. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020. During the three-month period ended September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (Note 10 and 17 of the financial statements) for US$25 million to reassign its previously drawn RCF. The uncertainty that the COVID-19 pandemic has caused over potential diamond sales in the near-term, particularly in the last quarter of 2020 and in 2021 along with the need to repay the Dunebridge RCF by September 30, 2021, and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management may seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints represent material uncertainties that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Page | 16

Cash flows provided by operating activities, including changes in non-cash working capital for the three and nine months ended September 30, 2020, were $21,117 and $353 compared cash flows provided of $13,858 and $51,057, for the same periods in 2019. The decrease in cash provided for the nine months ended September 30, 2020 was a result of the loss from mine operations of $24,308 compared to earnings from mine operations of $21,842 for the same period in 2019. The significant loss from mine operations can be attributed to the direct effects of the COVID-19 pandemic over the demand for diamonds, and as a result, realized diamond prices. The increase in cash provided for the three months ended September 30, 2020, compared to the same period in 2019, was a result of the decreased production costs at the mine from cost saving efforts, and a decrease in discretionary exploration and evaluation expenses.

Cash flows used in investing activities for the three and nine months ended September 30, 2020, were $15,766 and $31,384 compared to $2,012 and $22,247 for the same periods in 2019. For the three and nine months ended September 30, 2020, the outflow for the purchase of property, plant and equipment were $10,781 and $26,524 compared to $2,101 and $22,593 for the same periods in 2019. For the three and nine months ended September 30, 2020, the outflow for restricted cash was $5,003, which relates to the decommissioning fund of the GK Mine. For the three and nine months ended September 30, 2020, the amount of cash used in the acquisition of property, plant and equipment was offset by $18 and $143 of interest income, compared to $89 and $346 for the same period in 2019. The increase of cash used in investing activities during the three and nine months ended September 30, 2020, compared to the same period in 2019, can be attributed to the increased stripping activity in the current period, along with lower interest income as a result of reduced interest rates and lower average cash on hand.

Cash flows provided by financing activities for the three months ended September 30, 2020, were $1,427 compared to cash used of $13,839 for the same period in 2019. Cash flows used in financing activities for the three months ended September 30, 2020, related to interest and stand-by charges on the previous RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable. Cash flows provided by financing activities for the nine months ended September 30, 2020, were $18,540 compared to cash used of $31,091 for the same period in 2019. Cash flows provided by financing activities for the nine months ended September 30, 2020, related to the inflow from the US$25 million RCF ($35,093 Canadian dollar equivalent) and proceeds from settlement of currency contracts, offset by interest and stand-by charges on the previous RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will typically result in the June and December quarters having significantly higher cash outflows under financing activities. As a result of the Dunebridge RCF of US$25 million, the September 30, 2020 period resulted in a cash inflow. Cash flows from financing activities for the three and nine months ended September 30, 2019 related to the repurchase of secured notes, stand-by charges on the RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

Significant accounting policies adopted in the current year are disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

Page | 17

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

Standards and amendments to existing standards to existing standards are disclosed in Note 3 of the financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

During the period ended September 30, 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. The fees calculated per each sale are fixed at 10% of the value of each future Dunebridge sale for the first year and 10% per year pro-rated for years 2 and 3. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price has been determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at September 30, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Although the potential amendment has been approved, the agreement has not yet been executed as the Company is now selling through its traditional sales channel in Antwerp, Belgium. The approval provides the Company with additional liquidity support, in the event that the traditional sales channel becomes disrupted.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 10 of the financial statements). The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2020, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2019 - $23.3 million).

During the nine month period ended September 30, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the three months ended September 30, 2020, the Company funded its first amount of $5 million into the decommissioning fund, and is presented as Restricted cash on the balance sheet.

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Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at September 30, 2020 and December 31, 2019 were as follows:

	September 30,	December 31,
	2020	2019
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,610	$12,316
Payable to De Beers Canada Inc. for interest on letters of credit	512	353
Revolving credit facility with Dunebridge Worldwide Ltd.	33,298	–
Payable to key management personnel	169	567

*included in accounts payable and accrued liabilities

The transactions for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
The total of the transactions:
International Investment and Underwriting	$–	$23	$–	$48
Remuneration to key management personnel	474	359	1,475	1,525
Diamonds sold to Dunebridge Worldwide Ltd.	36,095	–	66,671	–
Diamonds sold to De Beers Canada Inc.	–	–	5,551	10,152
Diamonds purchased from De Beers Canada Inc.	2,745	7,556	5,482	12,838
Finance costs incurred from De Beers Canada Inc.	17	177	159	524
Finance costs incurred from Dunebridge Worldwide Ltd.	333	–	333	–
Assets purchased from De Beers Canada Inc.	–	42	42	42
Management fee charged by the Operator of the GK Mine	1,092	1,038	3,276	3,114

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Consulting fees, payroll, director fees, bonus and other short-term benefits	$320	$268	$995	$1,076
Share-based payments	154	114	480	497
	$474	$382	$1,475	$1,573

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$2,641	$—	$—	$—	$2,641
Gahcho Kué Diamond Mine decommissioning fund	20,000	20,000	10,000	—	50,000
Dunebridge revolving credit facility - Principal	33,298	—	—	—	33,298
Dunebridge revolving credit facility - Interest	1,665	—	—	—	1,665
Notes payable - Principal	—	399,490	—	—	399,490
Notes payable - Interest	32,403	48,649	—	—	81,052
	$90,007	$468,139	$10,000	$—	$568,146

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NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive loss:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Net loss for the period	$(6,532)	$(25,785)	$(74,263)	$(13,033)
Add/deduct:
Non-cash depreciation and depletion	17,018	20,934	47,482	63,325
Share-based payment expense	274	149	841	631
Net finance expenses	10,430	9,995	30,700	29,367
Derivative losses	1,452	2,143	50	1,132
Current and deferred income taxes	–	(636)	–	834
Unrealized foreign exchange (gains) losses	(7,342)	3,783	9,421	(12,849)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$15,300	$10,583	$14,231	$69,407
Sales	47,337	54,832	146,787	211,302
Adjusted EBITDA margin	32%	19%	10%	33%

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive loss:

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in thousands of Canadian dollars, except where otherwise noted)		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Cost of sales production costs		$32,494	37,699	117,127	115,191
Timing differences due to inventory and other non-cash adjustments		$(3,004)	(95)	(11,895)	(141)
Cash cost of production of ore processed, net of capitalized stripping		$29,490	37,604	105,232	115,050
Cash costs of production of ore processed, including capitalized stripping		$38,275	39,475	122,727	132,844

Tonnes processed	kilo tonnes	402	437	1,230	1,296
Carats recovered	000's carats	880	749	2,449	2,373

Cash costs of production per tonne of ore, net of capitalized stripping		$73	86	86	89
Cash costs of production per tonne of ore, including capitalized stripping		$95	90	100	103
Cash costs of production per carat recovered, net of capitalized stripping		$34	50	43	48
Cash costs of production per carat recovered, including capitalized stripping		$44	53	50	56

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Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that COVID-19 continues to spread and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
•	risk of COVID-19 affecting commodity prices and demand of diamond inventory, future sales and increased market volatility;
•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamond, and emergence of laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
•	risks related to commodity price fluctuations;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economic basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At November 4, 2020, there were 210,417,473 shares issued, 2,933,335 stock options and 1,000,000 restricted share units outstanding. There were no warrants outstanding.

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There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

As of September 30, 2020, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of September 30, 2020, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

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These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to US Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by US companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  US Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

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Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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